EXHIBIT 99.2

AMERICAS SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

Americas Silver Corporation
(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2018 and 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook.  Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.  A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 4, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Americas Silver Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Americas Silver Corporation and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 4, 2019

We have served as the Company's auditor since 2015.

Americas Silver Corporation
Consolidated statements of financial position
(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2018	2017
Assets
Current assets
Cash and cash equivalents	$3,464	$9,325
Trade and other receivables (Note 6)	7,712	6,631
Inventories (Note 7)	8,136	9,366
Prepaid expenses	1,247	869
Asset held-for-sale (Note 8)	6,925	-
Convertible loan receivable (Note 9)	1,922	-
	29,406	26,191
Non-current assets
Restricted cash	681	335
Property, plant and equipment (Note 8)	96,442	100,301
Deferred tax assets (Note 18)	626	626
Total assets	$127,155	$127,453

Liabilities
Current liabilities
Trade and other payables	$14,345	$10,393
Derivative instruments (Note 20)	35	-
Convertible loans payable (Note 9)	2,972	-
Pre-payment facility (Note 10)	5,610	4,000
	22,962	14,393
Non-current liabilities
Other long-term liabilities	689	564
Pre-payment facility (Note 10)	5,500	11,000
Post-employment benefit obligations (Note 11)	8,174	8,618
Decommissioning provision (Note 12)	3,791	3,948
Derivative warrant liability (Note 9)	711	-
Deferred tax liabilities (Note 18)	1,132	872
Total liabilities	42,959	39,395

Equity
Share capital (Note 13)	212,943	207,012
Equity reserve	34,837	34,760
Foreign currency translation reserve	6,541	6,284
Deficit	(170,125)	(159,998)
Total equity	84,196	88,058

Total liabilities and equity	$127,155	$127,453

Contingencies (Note 23), Subsequent events (Note 24)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of loss and comprehensive loss
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, except share and per share amounts)

	2018	2017

Revenue (Note 16)	$68,354	$54,280

Cost of sales (Note 16)	(52,115)	(40,038)
Depletion and amortization (Note 8)	(10,572)	(6,709)
Care, maintenance and restructuring costs	(1,071)	(701)
Corporate general and administrative (Note 17)	(6,720)	(6,651)
Transaction costs	(871)	-
Exploration costs	(2,695)	(2,726)
Accretion on decommissioning provision (Note 12)	(196)	(185)
Interest and financing expense	(1,409)	(723)
Foreign exchange loss	(231)	(225)
Gain on disposal of assets (Note 8)	879	-
Gain on derivative instruments (Note 20)	865	-
Gain on derivative warrant liability (Note 9)	590	-
Loss on investment in equity instruments	-	(11)
Write-down of assets (Note 8)	(3,806)	(204)
Contingency on value added taxes (Note 23)	(1,012)	-
Loss before income taxes	(10,010)	(3,893)
Income tax recovery (expense) (Note 18)	(668)	427
Net loss	(10,678)	(3,466)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations	551	(394)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	257	(170)
Change in fair value of available-for-sale securities	-	(237)
Other comprehensive income (loss)	808	(801)
Comprehensive loss	$(9,870)	$(4,267)

Loss per share
Basic and diluted	(0.25)	(0.09)

Weighted average number of common shares
outstanding
Basic and diluted (Note 14)	42,639,530	40,194,660

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, except share amounts)

				Foreign	Change in
				currency	fair value of
	Share capital		Equity	translation	investment in		Total
	Shares (000s)	Amount	reserve	reserve	equity instruments	Deficit	equity

Balance at January 1, 2018	41,497	$207,012	$34,760	$6,284	$-	$(159,998)	$88,058
Net loss for the year	-	-	-	-	-	(10,678)	(10,678)
Other comprehensive income for the year	-	-	-	257	-	551	808
Share-based payments	-	-	2,149	-	-	-	2,149
Proceeds from exercise of options and warrants	1,905	5,931	(2,072)	-	-	-	3,859
Balance at December 31, 2018	43,402	$212,943	$34,837	$6,541	$-	$(170,125)	$84,196

Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net loss for the year	-	-	-	-	-	(3,466)	(3,466)
Other comprehensive loss for the year	-	-	-	(170)	(237)	(394)	(801)
Share-based payments	-	-	1,956	-	-	-	1,956
Proceeds from exercise of options and warrants	1,957	4,821	(1,596)	-	-	-	3,225
Balance at December 31, 2017	41,497	$207,012	$34,760	$6,284	$-	$(159,998)	$88,058

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars)

	2018	2017
Cash flow generated from (used in)

Operating activities
Net loss for the year	$(10,678)	$(3,466)
Adjustments for the following items:
Depletion and amortization	10,572	6,709
Deferred income tax expense (recovery)	260	(588)
Accretion and decommissioning costs	196	185
Share-based payments	2,097	1,930
Unrealized loss on non-current assets	21	24
Provision on other long-term liabilities	9	185
Deferred costs on credit facilities	-	173
Deferred costs on convertible loans	335	-
Net charges on post-employment benefit obligations	107	108
Gain on derivative instruments	(147)	-
Gain on derivative warrant liability	(590)	-
Loss on investment in equity instruments	-	8
Write-down of assets	3,806	204
Contingency on value added taxes	1,012	-
	7,000	5,472
Changes in non-cash working capital items:
Trade and other receivables	(1,081)	(2,629)
Inventories	1,230	(2,748)
Prepaid expenses	(378)	336
Trade and other payables	2,237	1,147
Net cash generated from operating activities	9,008	1,578

Investing activities
Expenditures on property, plant and equipment	(14,893)	(7,176)
Net development costs on San Rafael	-	(13,435)
Net development costs on El Cajón	-	1,054
Purchase of San Felipe property option	(2,033)	(7,108)
Bond on decommissioning costs	(370)	-
Investment in convertible loan receivable	(1,892)	-
Net cash used in investing activities	(19,188)	(26,665)

Financing activities
Financing from (repayments to) pre-payment facility	(3,890)	15,000
Financing from convertible loans payable	4,296	-
Repayments to credit facilities	-	(8,005)
Sale of investment in equity instruments	-	274
Proceeds from exercise of options and warrants	3,859	3,225
Net cash generated from financing activities	4,265	10,494

Effect of foreign exchange rate changes on cash	54	(137)
Decrease in cash and cash equivalents	(5,861)	(14,730)
Cash and cash equivalents, beginning of year	9,325	24,055
Cash and cash equivalents, end of year	$3,464	$9,325

Cash and cash equivalents consist of:
Cash	$3,464	$9,325
Term deposits	-	-
	$3,464	$9,325

Interest paid during the year	$1,082	$1,165

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2018 were approved and authorized for issue by the Board of Directors of the Company on March 4, 2019.

2.   Basis of presentation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook.  These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.  The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented.  Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

3.   Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.   Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Special Purpose Entities (“SPE’s”) as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE’s are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE’s relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE’s are consolidated with those of the Company.

b.   Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.  Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available.  Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

c.   Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S., Mexican and British Virgin Island’s subsidiaries and SPE’s is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.   Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.   Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer
•	Identify the separate performance obligations in the contract from transferring the distinct good or service
•	Determine the transaction price for consideration of transferring the good or service
•	Allocate the transaction price to the separate performance obligations identified
•	Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

f.   Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.   Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.   Income taxes

Income tax comprises of current and deferred tax.  Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It  establishes  provisions  where  appropriate  on  the  basis  of  amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted  at the consolidated statement of financial position  date and are expected  to apply  when  the related  deferred  income  tax asset  is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.   Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.   Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.   Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value.  If carrying value exceeds net realizable value, a write-down is recognized.

l.   Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as financial asset at fair value through other comprehensive income. Related unrealized gains (losses) are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

m.   Property, plant and equipment

(i)            Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)            Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)            Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves
•	Plant and equipment – 3 – 30 years over straight line basis
•	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)            Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n.   Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.   Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Loans receivable and payable are classified and measured as financial assets at fair value through profit or loss and as financial liabilities at fair value through profit or loss, respectively. Investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

p.   Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.   Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.   Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

4.   Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

(iv)            Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is  highly dependent on, amongst other things, the expected volatility of  the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

5.   Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standards effective for annual periods beginning on or after January 1, 2018:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 9 did not result in any changes to the classification or measurement of the Company’s existing financial instruments on transition date.

The accounting policy on financial instruments summarized in Note 3(o) was adopted as at January 1, 2018 retrospectively and replaces the Company’s previously existing accounting policy on financial instruments summarized in Note 3(o) of the consolidated financial statements for the year ended December 31, 2017.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The adoption of IFRS 15 did not impact the revenue recognition process of the Company’s existing provisional pricing arrangements on concentrate sales except for disaggregating the Company’s revenue for note disclosure purposes.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

The accounting policy on revenue recognition summarized in Note 3(e) was adopted as at January 1, 2018 using the modified retrospective approach and replaces the Company’s previously existing accounting policy on revenue recognition summarized in Note 3(e) of the consolidated financial statements for the year ended December 31, 2017.

The following are future changes in accounting policies not yet effective as at December 31, 2018:

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is finalizing its assessment and quantifying the impact of this standard and expect increases to assets, liabilities, depreciation and amortization, with decreases to cost of sales on adoption. The modified retrospective approach will be used resulting in no restatement of prior year comparatives.

6.   Trade and other receivables

	December 31,	December 31,
	2018	2017

Trade receivables	$6,126	$3,779
Value added taxes receivable	1,465	2,751
Other receivables	121	101
	$7,712	$6,631

7.   Inventories

	December 31,	December 31,
	2018	2017

Concentrates	$941	$1,391
Ore stockpiles	1,602	2,877
Spare parts and supplies	5,593	5,098
	$8,136	$9,366

The amount of inventories recognized as an expense during the year ended December 31, 2018 was $52.1 million (2017: $40.0 million). During the year ended December 31, 2018, the concentrates and ore stockpiles, and spare parts and supplies write-down (recovery) to net realizable value included in cost of sales was $0.6 million and ($0.2) million, respectively (2017: $0.4 million and $0.3 million, respectively).

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

8.   Property, plant and equipment

	Mining	Non-producing	Plant and	Corporate office
	interests	properties	equipment	equipment	Total
Cost
Balance at January 1, 2017	$67,571	$77,390	$40,013	$81	$185,055
Asset additions	5,233	5,526	8,795	3	19,557
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	(37)	38	-	-	1
Reclassification	31,595	(31,595)	-	-	-
Balance at December 31, 2017	104,362	58,467	48,808	84	211,721
Asset additions	9,420	-	5,734	11	15,165
Property purchase option acquired	-	2,633	-	-	2,633
Change in decommissioning provision	(354)	-	-	-	(354)
Reclassification	-	(61,100)	-	-	(61,100)
Balance at December 31, 2018	$113,428	$-	$54,542	$95	$168,065

Accumulated depreciation and depletion
Balance at January 1, 2017	$31,410	$50,502	$22,566	$29	$104,507
Depreciation/depletion for the year	3,438	-	3,261	10	6,709
Write-down of equipment	-	-	204	-	204
Balance at December 31, 2017	34,848	50,502	26,031	39	111,420
Depreciation/depletion for the year	6,762	-	3,800	10	10,572
Write-down of equipment	-	-	133	-	133
Reclassification	-	(50,502)	-	-	(50,502)
Balance at December 31, 2018	$41,610	$-	$29,964	$49	$71,623

Carrying value
at December 31, 2017	$69,514	$7,965	$22,777	$45	$100,301
at December 31, 2018	$71,818	$-	$24,578	$46	$96,442

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March 2017 while the final option payment of $8 million, plus applicable VAT, was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million, plus applicable VAT, was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1 million paid on July 1, 2018, with the remaining balance of $6 million to be paid on December 31, 2018. On December 15, 2018, the remaining option payment of $6 million, plus applicable VAT, was amended to become eight quarterly option payments of $0.75 million due and payable following the end of first quarter 2019, subject to satisfaction of certain conditions. As consideration for the amendment, the Company agreed to issue common shares valued at $0.6 million to Hochschild, subject to satisfaction of certain conditions. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year-ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average of 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two-week period. The Company transferred $31.6 million in net book value from non-producing properties to mining interests including the historical carrying value of $25.2 million, net of pre-commercial production revenue of $4.0 million.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.1 million was recorded for the year ended December 31, 2018 as a result of adjusting carrying amounts of equipment to recoverable amounts (2017: $0.2 million). No other impairment or impairment reversal indicators were identified for the year ended December 31, 2018.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

The Company recognized a gain of $0.8 million in the second quarter of 2018 related to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the year ended December 31, 2018 (2017: $0.7 million).

9.   Convertible loans receivable and payable

On October 1, 2018, in connection with the proposed business combination with Pershing Gold Corporation (“Pershing”) (see Note 24), the Company entered into short-term secured convertible loan agreements with Pierre Lassonde and two other lenders for $5.5 million CAD due July 1, 2019 with interest payable at 15% per annum (the “Convertible Loans Payable”). The Convertible Loans Payable may be extended to mature on October 1, 2019 with interest payable at 18% per annum upon election by the Company.

The Company recorded a derivative asset of $0.2 million on initial recognition based on the estimated fair value of the extension option and recognized a loss of $0.1 million in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2018 as a result of the change in estimated fair value of the extension option.

The Convertible Loans Payable may be converted into common shares of the Company upon mutual election at a conversion price determined as the lower of $3.1231 CAD or the volume-weighted average price of the Company’s common shares for five trading days immediately preceding the date of exercise. On initial recognition and as at December 31, 2018, the fair value of the conversion option is nil. Interest expense of $0.2 million was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2018 in connection with the Convertible Loans Payable.

Under the terms of the Convertible Loans Payable, the Company issued 1,074,999 warrants to the lenders where each warrant is exercisable for one common share at an exercise price of $3.1231 CAD for a period of 5 years. The holders of the warrants may elect a cashless exercise option to receive common shares of the Company equal to the fair value of the warrants, in lieu of exercising the warrants for cash. If so elected, the fair value of the warrants is determined by multiplying the number of warrants to be exercised by the market price of a common share less the warrants exercise price with the difference divided by the market price of the common share. There will be variability in the number of shares issued per warrant if a warrant holder exercises this option.

The Company recorded a derivative warrant liability on initial recognition of $1.3 million based on the estimated fair value of the warrants determined using the Black-Scholes warrant pricing model and recognized $0.6 million in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2018 as a result of the change in estimated fair value of the derivative warrant liability.

The initial fair value of the principal portion of the Convertible Loans Payable was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the extension option, the conversion option, and the derivative warrant liability.

The net proceeds of the Convertible Loans Payable are being used by the Company to fund a short-term secured first lien convertible loan to Pershing due June 1, 2019 with interest payable at 16% per annum (the “Convertible Loan Receivable”) to address Pershing’s near-term working capital requirements. As at December 31, 2018, the Company had funded $2.0 million of the Convertible Loan Receivable to Pershing. The Convertible Loan Receivable may be extended to mature on September 1, 2019 with interest payable at 19% per annum upon election by Pershing. The Convertible Loan Receivable may be converted into common shares of Pershing upon election by the Company at a conversion price determined as the higher of $1.18 or the volume-weighted average price of Pershing’s common shares for five trading days immediately preceding the date of exercise. The Convertible Loan Receivable is carried at fair value with changes in fair value recorded in the consolidated statement of loss and comprehensive loss for the period.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

10.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million was paid during 2018, with minimum annual principal repayments of $5.5 million due during 2019 and $5.5 million due during 2020.

11.   Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2018 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2018	2017

Present value of funded obligations	$25,068	$26,730
Fair value of plan assets	16,894	18,112
Deficit of funded plans	$8,174	$8,618

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2018	2017

Obligations, beginning of year	$26,730	$23,910
Current service costs	755	774
Interest costs	965	999
Benefits paid	(960)	(901)
Actuarial loss (gain)	(2,422)	1,948
Obligations, end of year	$25,068	$26,730

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2018	2017

Assets, beginning of year	$18,112	$15,794
Return on assets	685	678
Actuarial gain (loss)	(1,871)	1,555
Employer contributions	928	986
Benefits paid	(960)	(901)
Assets, end of year	$16,894	$18,112

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,
	2018	2017

Current service costs and interest costs
included in cost of sales	$1,720	$1,773

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2018	2017

Discount rate (expense)	3.75%	4.25%
Discount rate (year end disclosures)	4.25%	3.75%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $3.7 million increase in the defined benefit obligation from $25.1 million to $28.8 million as at December 31, 2018 (2017: $4.4 million increase in the defined benefit obligation from $26.7 million to $31.1 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $25.1 million to $25.2 million as at December 31, 2018 (2017: $0.1 million increase in the defined benefit obligation from $26.7 million to $26.8 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 3.8% (2017: 4.3%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2019 are approximately $0.8 million. For the year ended December 31, 2018, the actuarial gains charged to other comprehensive income are $0.6 million (2017: actuarial losses of $0.4 million charged to other comprehensive loss).

12.   Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $4.9 million, over a period of 1 to 11 years, and discounted using a risk free rate varying from 2.7% to 8.5%.

	December 31,	December 31,
	2018	2017

Provisions, beginning of year	$3,948	$3,829
Decommissioning costs and change in estimates	(353)	(66)
Accretion on decommissioning provision	196	185
Provisions, end of year	$3,791	$3,948

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

13.   Share capital

a.   Authorized

Authorized share capital consists of an unlimited number of common shares.

	December 31,	December 31,
	2018	2017

Issued
43,402,434 (2017: 41,496,950) common shares	$212,943	$207,012

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		December 31,		December 31,
		2018		2017
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	2,316	$3.06	1,771	$4.64
Granted	1,435	4.54	1,058	3.86
Exercised	(471)	2.29	(261)	3.22
Expired	(120)	5.14	(252)	17.31
Balance, end of year	3,160	$3.77	2,316	$3.06

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2018:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.30	731	2.04	711	$2.04
3.01 to 4.00	1.07	1,025	3.85	683	3.85
4.01 to 5.00	2.01	1,364	4.58	468	4.58
5.01 to 6.00	2.07	40	5.55	13	5.55
		3,160	$3.77	1,875	$3.36

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2018 was $1.47 (2017: $1.58).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Expected stock price volatility (1)	59%	83%
Risk free interest rate	1.76%	0.87%
Expected life	3 years	3 years
Expected forfeiture rate	3.34%	4.18%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	2,042	1,491
Total share-based payments	$2,042	$1,491

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at December 31, 2018 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
799,065	4.68	Jul 2016	Jun 14, 2021
1,447,426	4.68	Jun 2016	Jun 9, 2021
1,537,355	1.20	Feb 2016	Feb 10, 2019
4,858,845

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2018, 86,692 (2017: 208,722) restricted share units are outstanding at an aggregate value of $0.1 million (2017: $0.8 million).

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company are entitled to receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2018, 337,137 (2017: 286,920) deferred share units are issued and outstanding.

14.   Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Basic weighted average number of shares	42,639,530	40,194,660
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	42,639,530	40,194,660

Diluted weighted average number of common shares for the year ended December 31, 2018 excludes 3,159,993 (2017: 2,316,264) anti-dilutive stock options and 4,858,845 (2017: 5,167,391) anti-dilutive warrants.

15.   Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Silver
Provisional sales revenue	$22,400	$29,986
Derivative pricing adjustments	(299)	1,116
	22,101	31,102
Zinc
Provisional sales revenue	$44,148	$10,520
Derivative pricing adjustments	(2,022)	213
	42,126	10,733
Lead
Provisional sales revenue	$30,871	$25,197
Derivative pricing adjustments	(513)	210
	30,358	25,407
Other by-products
Provisional sales revenue	$542	$2,111
Derivative pricing adjustments	(11)	14
	531	2,125

Total provisional sales revenue	$97,961	$67,814
Total derivative pricing adjustments	(2,845)	1,553
Gross revenue	95,116	69,367
Treatment and selling costs	(26,762)	(15,087)
	$68,354	$54,280

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 20). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

16.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Salaries and employee benefits	$24,942	$22,314
Raw materials and consumables	18,951	14,252
Utilities	4,539	3,902
Other costs	2,453	2,318
Changes in inventories	1,230	(2,748)
	$52,115	$40,038

17.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Salaries and employee benefits	$2,160	$2,173
Directors’ fees	326	269
Share-based payments	1,990	1,930
Professional fees	700	477
Office and general	1,544	1,802
	$6,720	$6,651

18.   Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Current income tax expense	$408	$161
Deferred income tax expense (recovery)	260	(588)
Income tax expense (recovery)	$668	$(427)

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Tax recovery at statutory rates	$(2,744)	$(1,032)
Mexican mining royalty	668	199
Impact of foreign tax rates	(107)	18
Non-deductible expenses	927	535
Alternative minimum tax credits	-	(626)
Losses not recognized	1,924	479
Income tax expense (recovery)	$668	$(427)

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

On December 22, 2017, the United States government enacted a tax reform with changes to reducing the corporate income tax rate from 35% to 21% and repealing the corporate alternative minimum tax effective January 1, 2018. The Company assessed the impact of the tax reform and recognized a deferred tax asset of $0.6 million as at December 31, 2017 with respect to recoverable alternative minimum tax credits. Impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued.

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	December 31,	December 31,
	2018	2017

Alternative minimum tax credits	$626	$626
Net operating losses	742	-
Total deferred tax assets	1,368	626
Property, plant and equipment	(742)	-
Net deferred tax assets	$626	$626

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2018	2017

Property, plant and equipment	$878	$900
Other	607	-
Total deferred tax liabilities	1,485	900
Provisions and reserves	(353)	(28)
Net deferred tax liabilities	$1,132	$872

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2018	2017

Property, plant and equipment	$5,600	$4,890
Mexican tax losses (expiring in 2023 - 2027)	29,476	42,843
Canadian tax losses (expiring in 2026 - 2038)	34,053	35,173
U.S. tax losses (expiring in 2028 - 2037)	31,159	32,070
U.S. tax losses (no expiry)	6,802	-
Provisions and other	26,479	24,956
Deferred Mexican mining royalty	1,838	872
	$135,407	$140,804

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

19.   Related party transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Salaries and benefits	$1,142	$888
Directors’ fees	326	269
Share-based payments	1,633	1,617

20.   Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2018, the Company’s exposure to credit risk with respect to trade receivables amounts to $6.1 million (December 31, 2017: $3.8 million). The Company believes credit risk for Mexican Value Added Taxes of $1.5 million (December 31, 2017: $2.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no significant provision recorded for expected credit losses at December 31, 2018 and December 31, 2017.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	December 31, 2018
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$14,345	$14,345	$-	$-	$-
Pre-payment facility	11,110	5,610	5,500	-	-
Interest on pre-payment facility	863	639	224	-	-
Convertible loans	4,032	4,032	-	-	-
Interest on convertible loans	300	300	-	-	-
Projected pension contributions	4,512	818	1,593	1,524	577
Decommissioning provision	5,258	50	618	-	4,590
Operating leases	1,055	261	505	289	-
Other long-term liabilities	689	-	212	-	477
	$42,164	$26,055	$8,652	$1,813	$5,644

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing pre-payment facility.

(2)	Currency risk

As at December 31, 2018, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2018
	CAD	MXP

Cash and cash equivalents	$105	$100
Trade and other receivables	38	1,484
Trade and other payables	1,334	6,351

As at December 31, 2018, the CAD/USD and MXP/USD exchange rates were 1.36 and 19.68, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2018 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$752	$1,879
Other comprehensive loss	110	(135)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At December 31, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 120.0 million MXP at average exchange rate of 20.46 MXP/USD to be settled within the first half of 2019 valued at approximately $5.9 million. The average forward exchange rate on settlement as at December 31, 2018 was approximately 19.96 MXP/USD with the currencies having a fair value of approximately $6.0 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the year ended December 31, 2018. The Company settled non-hedge foreign exchange forward contracts to buy approximately 122.5 million MXP and recorded realized gains of $0.2 million through profit or loss during the year ended December 31, 2018.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.6 million (2017: $0.4 million).

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

The Company settled non-hedge commodity forward contracts to sell approximately 2.8 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.2 million and $0.3 million, respectively, through profit or loss during the year ended December 31, 2018.

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Convertible loans receivable and payable: The principal portion of the Convertible Loan Receivable is carried at fair value while the principal portion of the Convertible Loans Payable is carried at amortized cost.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity).
	December 31,	December 31,
	2018	2017

Level 1
Cash and cash equivalents	$3,464	$9,325
Restricted cash	681	335

Level 2
Trade and other receivables	7,712	6,631
Derivative instruments	35	-
Convertible loan receivable	1,977	-
Convertible loans payable	4,032	-
Pre-payment facility	11,110	15,000
Derivative warrant liability	711	-

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

21.   Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sale of concentrates for year ended December 31, 2018 and 2017 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2018 and 2017.

	As at December 31, 2018				As at December 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$3,305	$(2)	$161	$3,464	$5,963	$1,791	$1,571	$9,325
Trade and other receivables	6,353	1,274	85	7,712	4,901	1,711	19	6,631
Inventories	5,844	2,292	-	8,136	6,301	3,065	-	9,366
Prepaid expenses	506	535	206	1,247	346	305	218	869
Asset held-for-sale	6,925	-	-	6,925	-	-	-	-
Convertible loan receivable	-	-	1,922	1,922	-	-	-	-
Restricted cash	139	541	1	681	160	171	4	335
Property, plant and equipment	52,540	43,856	46	96,442	59,686	40,570	45	100,301
Deferred tax assets	-	626	-	626	-	626	-	626
Total assets	$75,612	$49,122	$2,421	$127,155	$77,357	$48,239	$1,857	$127,453

Trade and other payables	$8,094	$3,614	$2,637	$14,345	$5,893	$2,608	$1,892	$10,393
Derivative instruments	-	-	35	35	-	-	-	-
Convertible loans payable	-	-	2,972	2,972	-	-	-	-
Other long-term liabilities	-	632	57	689	-	469	95	564
Pre-payment facility	11,110	-	-	11,110	15,000	-	-	15,000
Post-employment benefit obligations	-	8,174	-	8,174	-	8,618	-	8,618
Decommissioning provision	1,760	2,031	-	3,791	1,904	2,044	-	3,948
Derivative warrant liability	-	-	711	711	-	-	-	-
Deferred tax liabilities	1,132	-	-	1,132	872	-	-	872
Total liabilities	$22,096	$14,451	$6,412	$42,959	$23,669	$13,739	$1,987	$39,395

	Year ended December 31, 2018				Year ended December 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$41,506	$26,848	$-	$68,354	$21,512	$32,768	$-	$54,280
Cost of sales	(23,283)	(28,832)	-	(52,115)	(10,195)	(29,843)	-	(40,038)
Depletion and amortization	(7,200)	(3,362)	(10)	(10,572)	(3,247)	(3,452)	(10)	(6,709)
Care, maintenance and restructuring costs	(39)	(1,032)	-	(1,071)	(60)	(473)	(168)	(701)
Corporate general and administrative	-	-	(6,720)	(6,720)	-	-	(6,651)	(6,651)
Transaction costs	-	-	(871)	(871)
Exploration costs	(2,501)	(194)	-	(2,695)	(2,407)	(319)	-	(2,726)
Accretion on decommissioning provision	(149)	(47)	-	(196)	(144)	(41)	-	(185)
Interest and financing expense	(972)	-	(437)	(1,409)	(35)	-	(688)	(723)
Foreign exchange gain (loss)	(295)	-	64	(231)	(308)	-	83	(225)
Gain on disposal of assets	879	-	-	879	-	-	-	-
Gain on derivative instruments	224	165	476	865	-	-	-	-
Gain on derivative warrant liability	-	-	590	590	-	-	-	-
Loss on investment in equity instruments	-	-	-	-	-	-	(11)	(11)
Write-down of assets	(3,729)	(77)	-	(3,806)	-	(204)	-	(204)
Contingency on value added taxes	(1,012)	-	-	(1,012)	-	-	-	-
Income (loss) before income taxes	3,429	(6,531)	(6,908)	(10,010)	5,116	(1,564)	(7,445)	(3,893)
Income tax recovery (expense)	(668)	-	-	(668)	(219)	646	-	427
Net income (loss) for the year	$2,761	$(6,531)	$(6,908)	$(10,678)	$4,897	$(918)	$(7,445)	$(3,466)

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

c.   Major customers

The Company sold concentrates to 2 customers during the year ended December 31, 2018 (2017: two customers), with each customer accounting for 78%, and 22% (2017: 60%, and 40%) of revenues, respectively.

22.   Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

On February 19, 2019, the Company entered into a $3.0 million unsecured, promissory note maturing on February 19, 2020 at an interest rate of 10% per annum, payable quarterly, from a third party interested in providing financing for the development of the Relief Canyon Mine.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2018, and 2017, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2018	2017

Equity attributable to shareholders of the Company	$84,196	$88,058

23.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.0 million (MXP 196.8 million), of which $4.3 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (MXP 94.6 million) of their original reassessment. The remaining $5.2 million (MXP 102.2 million) consists of $4.3 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment.

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated)

24.   Subsequent events

On September 28, 2018, the Company entered into a definitive agreement to complete a business combination with Pershing. Under the terms of the combination transaction, shareholders of Pershing will receive 0.715 common shares of the Company for each outstanding Pershing common shares held and the right to receive 461.440 common shares of the Company for each outstanding Pershing preferred shares held. A special meeting of shareholders was held approving the proposed combination transaction with closing of the combination transaction expected during the first quarter of 2019.